UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Akebia Therapeutics, Inc.

File No. 1-36352 - CF#37448

Akebia Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 26, 2019.

Based on representations by Akebia Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.38	through March 26, 2022
Exhibit 10.60	through October 16, 2019
Exhibit 10.61	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary